UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

BT Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

3091357

(SEDOL Number)

Uli Kühbacher

Vice President

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-27171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                SEDOL No. 3091357

1	NAMES OF REPORTING PERSONS T-Mobile Holdings Ltd. IRS Identification Number: Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,196,175,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,196,175,322
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,175,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.06%(1)
14	TYPE OF REPORTING PERSON CO

(1)	All percentages set forth in this Schedule 13D are based on 9,921,902,715 outstanding ordinary shares issued and outstanding as of March 23, 2018.

                SEDOL No. 3091357

1	NAMES OF REPORTING PERSONS Deutsche Telekom AG IRS Identification Number: Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,196,175,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,196,175,322
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,175,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.06%(1)
14	TYPE OF REPORTING PERSON CO

(1)	All percentages set forth in this Schedule 13D are based on 9,921,902,715 outstanding ordinary shares issued and outstanding as of March 23, 2018.

                SEDOL No. 3091357

1	NAMES OF REPORTING PERSONS T-Mobile Global Holding GmbH IRS Identification Number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

                SEDOL No. 3091357

1	NAMES OF REPORTING PERSONS T-Mobile Global Zwischenholding GmbH IRS Identification Number Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

Preliminary Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D initially filed by the Reporting Persons on February 10, 2016 (the “Initial 13D” and, as amended and restated by this Amendment No. 1, “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Initial 13D. Except as set forth below, all items of the Initial 13D remain unchanged.

Amendment No. 1 is being filed to reflect an internal reorganization of Deutsche Telekom A.G. (“Deutsche Telekom”) and certain of its affiliates. This statement constitutes an amendment to the Initial 13D by T-Mobile Holdings Limited (“DT Holdings”) and Deutsche Telekom and the final amendment to the Schedule 13D and “exit filing” for T-Mobile Global Holding and T-Mobile Global.

On March 23, 2018, the Reporting Persons and certain of their affiliates implemented an internal reorganization. Following the reorganization (i) DT Holdings continues to be the record owner (through its nominee Deutsche Bank AG) of 1,196,175,322 Ordinary Shares of the Issuer; (ii) all the outstanding shares of DT Holdings are owned by CTA Holding GmbH (“CTAH”); (iii) all the outstanding shares of CTAH are held by Deutsche Telekom Trust eV (“DT Trust”) on a fiduciary basis for the purpose of insolvency protection of the pension claims of certain pension beneficiaries and (iv) Deutsche Telekom has the sole power to direct the voting and disposition of the 1,196,175,322 Ordinary Shares of the Issuer owned by DT Holdings.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and restated as follows:

Amendment No. 1 is being filed pursuant to Rule 13d-1 under the Act by each of the following Reporting Persons:

i.	T-Mobile Holdings Limited, a private limited company incorporated under the laws of England and Wales whose registered office is at Hatfield Business Park, Hatfield, Hertfordshire AL10 9BW (company no. 03836708), and

ii.	Deutsche Telekom A.G., a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany with a business address of Friedrich-Ebert-Allee 140, 53113 Bonn, Germany.

DT Holdings owns 1,196,175,322 Ordinary Shares of the Issuer. Deutsche Telekom indirectly controls DT Holdings.

The Reporting Persons are principally engaged in the telecommunications business.

The name, business address, citizenship and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons are set forth on Schedule 1 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Schedule 1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Item 2 is incorporated by reference in its entirety into this Item 5.

(a)-(b) As of the date hereof, DT Holdings may be deemed to beneficially own 1,196,175,322 Ordinary Shares, which constitutes approximately 12.06 per cent of the issued and outstanding Ordinary Shares. To the knowledge of the Reporting Persons, none of the persons named on Schedule 1 beneficially own any Ordinary Shares.

Because Deutsche Telekom may be deemed to control DT Holdings, Deutsche Telekom may be deemed to beneficially own, and to have the power to vote or direct the vote of, or dispose or direct the disposition of, all the Ordinary Shares beneficially owned by DT Holdings.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Ordinary Shares that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, Deutsche Telekom disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Ordinary Shares that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the Reporting Persons or the persons set forth on Schedule 1 hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Ordinary Shares.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) On March 23, 2018, T-Mobile Global Holding and T-Mobile Global ceased to be the beneficial owners of more than 5% of the Ordinary Shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2018

T-MOBILE HOLDINGS LIMITED /s/ Jeevan D’Silva
Name: Jeevan D’Silva
Title: Director /s/ Jeremy Boorman
Name: Jeremy Boorman
Title: Director
DEUTSCHE TELEKOM AG /s/ Markus Schäfer
Name: Markus Schäfer
Title: VP Group Treasury /s/ Jürgen Kistner
Name: Jürgen Kistner
Title: VP Group Treasury
T-MOBILE GLOBAL HOLDING GMBH /s/ Franco Musone Crispino
Name: Franco Musone Crispino
Title: Managing Director /s/ Dr. Frank Schmidt
Name: Dr. Frank Schmidt
Title: Managing Director
T-MOBILE GLOBAL ZWISCHENHOLDING GMBH /s/ Dr. Christian Dorenkamp
Name: Dr. Christian Dorenkamp
Title: Managing Director /s/ Roman Zitz
Name: Roman Zitz
Title: Managing Director

SCHEDULE 1

Directors and Executive Officers of T-Mobile Holdings Limited

The following table sets forth the names, business addresses and present principal occupation of each director, executive officer and controlling person of T-Mobile Holding Limited.

Name	Citizenship	Business Address	Present Principal Occupation
Jeremy Boorman	British	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	SVP, Portfolio Development DT Group

Jeevan D‘Silva	British	21st Floor, Euston Tower, Euston Road, London NW1 3 DP, United Kingdom	General Counsel T-Systems Limited

Dr. Uli Kühbacher	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Vice President, DT Legal, Deutsche Telekom AG

Claire Hilton	British	Alchemy Building Bessemer Road Welwyn Garden City AL7 1HE, UK	VP Partnership Management & Business Development, Deutsche Telekom UK Ltd.

Sch. 1-1

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG.

I.	Board of Management

Name	Citizenship	Business Address	Present Principal Occupation
Timotheus Höttges	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Chairman of the Board

Adel Al-Saleh	American and British	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Board Member for T-Systems

Thomas Dannenfeldt	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Board Member for Finance (CFO)

Srini Gopalan	British	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Board Member for Europe

Christian P. Illek	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Board Member for Human Resources and Labor

Thomas Kremer	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Board Member for Data Privacy, Legal Affairs and Compliance

Claudia Nemat	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Board Member for Technology and Innovation

Dirk Wössner	German	Landgrabenweg 151, 53227 Bonn, Germany	Board Member for Germany

Sch. 1-2

II.	Supervisory Board

Name	Citizenship	Business Address	Present Principal Occupation
Sari Baldauf	Finnish	Edelfeltintie 10 A 2, 00150 Helsinki, Finland	Non-executive director of several companies and organizations, Senior Advisor at DevCo Partners

Josef Bednarski	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Chairman of the Group Works Council Deutsche Telekom AG, Bonn

Monika Brandl	German	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Chairwoman of the Central Works Council of Deutsche Telekom AG, Bonn

Odysseus D. Chatzidis	Greek	Friedrich-Ebert-Allee 140, 53113 Bonn, Germany	Chairman of the European Works Council of Deutsche Telekom AG, Bonn

Johannes Geismann	German	Wilhelmstrasse 97, 10117 Berlin, Germany	State Secretary, Federal Ministry of Finance, Berlin

Klaus-Dieter Hanas	German	Sachsenseite 2, 04103 Leipzig, Germany	Deputy Chairman of the Works Council Deutsche Telekom Service GmbH, Bonn, Central-Eastern District

Günter Bräunig	German	Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany	CEO KfW

Lars Hinrichs	German	Gaensemarkt 43, 20354 Hamburg, Germany	CEO Cinco Capital GmbH, Hamburg

Helga Jung	German	Königinstrasse 28, 80802 Munich, Germany	Member of the Board of Management of Allianz SE, Munich

Prof. Dr. Michael Kaschke	German	Carl-Zeiss-Strasse 22, 73447 Oberkochen, Germany	CEO & President Carl Zeiss AG, Oberkochen

Nicole Koch	German	Landgrabenweg 147, 53227 Bonn, Germany	Deputy Chairwoman of the Group Works Council Deutsche Telekom AG, Bonn and Chairwoman of the Works Council Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn

Dagmar P. Kollman	Austrian	Grinzinger Allee 50, 1190 Vienna, Austria	Entrepreneur and member of several supervisory and advisory boards

Petra Steffi Kreusel	German	Hahnstrasse 43d, 60528 Frankfurt am Main, Germany	SVP, Partner Management and Corporate Development TC T-Systems International GmbH, Frankfurt

Ulrich Lehner	German	Bergische Landstrasse 283, 40629 Düsseldorf, Germany	Member of the Shareholders’ Committee of Henkel AG & Co. KGaA, Düsseldorf

Lothar Schröder	German	Paula-Thiede-Ufer 10, 10179 Berlin, Germany	Member of the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG

Michael Sommer	German	Rottensteiner Weg 38, 14089 Berlin, Germany	Pensioner

Sibylle Spoo	German	Paula-Thiede-Ufer 10, 10179 Berlin, Germany	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Karl-Heinz Streibich	German	Uhlandstrasse 12, 64279 Darmstadt-Eberstadt, Germany	CEO Software AG, Darmstadt

Margret Suckale	German	Berliner Str. 6, 69120 Heidelberg, Germany	Member of Supervisory Board of Heidelberg Cement AG

Karin Topel	German	Dresdner Strasse, 01445 Radebeul, Germany	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District

Sch. 1-3